Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated April 2, 2015

Relating to Preliminary Prospectus Dated March 24, 2015

Registration Statement No. 333-200666

3,000,000 Shares of Common Stock

Assumed Public Offering Price	$5.00 per share

Assumed Discounts and Commissions	$0.30 per share

Use of Proceeds

The net proceeds from the sale of common stock offered, assuming a public offering price of $5.00 per share, will be approximately $13.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds from the sale of common stock offered will be approximately $15.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Company plans to use the net proceeds from the sale of common stock offered to prepay outstanding indebtedness under the Citizens Bank, N.A. Amended & Restated Credit Agreement, as amended (the “Senior Credit Facility”), and the McLarty Capital Partners SBIC, L.P. Credit Agreement, as amended (the “Subordinated Credit Facility”; together with the Senior Credit Facility, the “Credit Facilities”).

Pro Forma as Adjusted Consolidated Balance Sheet Data

Our pro forma as adjusted consolidated balance sheet data as of December 28, 2014 (the end of our second quarter for the fiscal year June 30, 2015), giving effect to this offering, assuming a public offering price of $5.00 per share, and our use of the estimated proceeds therefrom, would have been as follows (in thousands):

	Cash and cash equivalents	$3,859
	Total assets	131,672
	Total debt, including capital leases	67,777
	Total liabilities	86,742
	Total stockholders’ equity	44,930

Pro Forma as Adjusted Capitalization

Our pro forma as adjusted cash, cash equivalents, short-term investments and capitalization as of December 28, 2014 (the end of our second quarter for the fiscal year June 30, 2015), giving effect to this offering, assuming a public offering price of $5.00 per share, and our use of the estimated proceeds therefrom, would have been as follows (in thousands):

	Cash and cash equivalents	$3,859
	Total debt	$62,397
	Stockholders’ equity
	Preferred stock, no par value: 2,000,000 shares authorized; and no shares issued and outstanding, unaudited and as adjusted	$0
	Common stock, $0.0005 par value: 250,000,000 shares authorized; 15,088,522 shares issued and 15,080,121 shares outstanding, actual; and 18,088,522 shares issued and 18,080,121 shares outstanding, as adjusted	$5
	Treasury Stock, at cost: 8,401 shares, actual and as adjusted	$(94)
	Additional paid in capital	$27,650
	Retained earnings	$16,259
	Non-controlling interest	$1,110
	Total stockholders’ equity	$44,930
	Total capitalization	$111,186

Shares Eligible for Future Sales

Upon completion of this offering, we will have approximately 18.1 million shares of common stock outstanding. Of this, approximately 8.6 million of our shares will be held by the public and will be freely transferable, and 9.5 million shares will be held by affiliates and will be “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Dilution

Purchasers of the offered securities will effectively incur dilution of $0.20 per share in the net tangible book value of their purchased shares. Purchasers of the offered securities in this offering will own approximately 16.6% of our common stock outstanding after this offering.

Our Majority Shareholder	After completion of this offering, our majority stockholder, Everest Hill Group will own approximately 50.0% of our issued and outstanding shares of common stock.

Expenses	We estimate expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be approximately $570,000. We have also agreed to reimburse the underwriters for up to $25,000 for their FINRA counsel fee and $200,000 for fees and expenses of their counsel related to non-FINRA matters.

Outstanding Indebtedness

As of March 30, 2015, we had approximately $80.8 million of indebtedness on a consolidated basis.  Upon completion of this offering and our use of the proceeds for loan repayments made in accordance with our Senior Credit Facility and our Subordinated Credit Facility agreements, we believe we will be in compliance with both of our Credit Facilities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Brean Capital, LLC, 1345 Avenue of the Americas, 29th Floor, New York, NY 10105, attention: Matt Picciano, phone: (212) 702-6536 / fax: (212) 702-6649, or by e-mail: Syndicate@breancapital.com; or Imperial Capital, LLC, 277 Park Avenue, 48th Floor, New York, NY 10172, attention: Steve Dearing phone: (212) 351-9433 / fax: (212) 351-9718.